Crowe MacKay LLP
Member Crowe Horwath International

1100, 1177 West Hastings Street
Vancouver, BC V6E 4T5
+1.604.687.4511 Tel
+1.604.687.5805 Fax
+1.800.351.0426 Toll Free
www.crowemackay.ca

January 13, 2014

British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial and Consumer Affairs Authority, Securities Division
The Manitoba Securities Commission
Ontario Securities Commission
New Brunswick Financial and Consumer Services Commission
Nova Scotia Securities Commission
Prince Edward Island Office of the Attorney General, Securities Division
Financial Services Regulation Division Newfoundland and Labrador

Dear Sirs/Mesdames:

Re:	Change of Auditor for Klondex Mines Ltd. (the "Corporation")

In accordance with National Instrument 51-102, we have reviewed the Corporation's Notice of Change of Auditor (the “Notice”) dated January 9, 2014, and based on our knowledge of the information at the time, we agree with the information contained in the Notice.

We understand that the Notice, this letter and a similar letter from the successor auditor will be included in the Information Circular to be mailed to the shareholders of the Corporation for the next meeting of shareholders of the Corporation at which action is to be taken concerning the change of auditor.

Yours truly,

Crowe MacKay LLP